Exhibit 99.3

2265 Upper Middle Road East, Suite 602

Oakville, ON L6H 0G5, Canada

Cardiol Therapeutics Announces At-The-Market Equity Offering Program

Oakville, ON – June 9, 2022 – Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) (“Cardiol” or the “Company”), a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of cardiovascular disease, is pleased to announce that it has entered into a sales agreement (the “ATM Agreement”) with Canaccord Genuity LLC and Cantor Fitzgerald & Co. (the “Sales Agents”) for an at-the-market offering program (the “ATM Program”).

The ATM Agreement will allow the Company to offer and sell up to US$50 million of common shares of the Company (the “Offered Shares”) under the ATM Program. The Offered Shares may be offered and sold by the Company to the public from time to time, through the sales agents. The Offered Shares sold under the ATM Program, if any, will be sold by means of ordinary brokers’ transactions on the Nasdaq Capital Market (the “Nasdaq”) or any other trading markets for the common shares in the United States at the prevailing market prices at the time of the sale. No Offered Shares will be offered or sold through the Toronto Stock Exchange or otherwise in Canada.

The timing and extent of the use of the ATM Program will be at the discretion of the Company and the Company has no obligation to sell any shares pursuant to the ATM Program. Accordingly, total gross proceeds from offerings under the ATM Program could be less than US$50 million. The ATM Program will be effective until the earlier of the issuance and sale of all of the Offered Shares issuable pursuant to the ATM Program and March 8, 2024, unless terminated prior to such date by Cardiol or the sales agents.

The sale of the Offered Shares through the ATM Program will be made pursuant to a prospectus supplement dated June 9, 2022 to the Company’s Canadian final base shelf prospectus dated February 8, 2022, and the Company’s United States final base shelf prospectus dated February 8, 2022 contained in the Company’s registration statement Form F-10 (File No. 333-262342), as amended and effective on February 8, 2022, filed in each of the provinces and territories of Canada and in the United States with the United States Securities and Exchange Commission (the “SEC”). As outlined in the prospectus supplement, the Company intends to use the net proceeds of any such sales under the ATM Program for working capital purposes and other general corporate purposes, including the development of CardiolRx™ and other product candidates. Current and potential investors should read the base shelf prospectus in the registration statement, and the prospectus supplement relating to the at-the-market offering and other documents the Company has filed with the SEC for more complete information about Cardiol and the ATM Program.

A copy of the prospectus supplement and accompanying base shelf prospectus relating to these securities may be obtained by visiting the SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies may also be obtained by contacting: Canaccord Genuity LLC, Attn: Syndicate Department, 99 High Street, Suite 1200, Boston, Massachusetts 02110, or by email at prospectus@cgf.com or from Cantor Fitzgerald & Co., Attn: Capital Markets, 499 Park Avenue, 4th floor, New York, New York 10022; Email: prospectus@cantor.com.

The Toronto Stock Exchange has conditionally approved the ATM Program and the Nasdaq has been notified of the ATM Program.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a clinical-stage life sciences company focused on the research and clinical development of cannabidiol as an anti-inflammatory and anti-fibrotic therapy for the treatment of cardiovascular disease.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to, statements relating to the Company’s focus on developing innovative anti-inflammatory therapies for the treatment of cardiovascular disease, the timing and extent of the use of the ATM Program, that Offered Shares under the ATM Program will be sold on the Nasdaq, when the ATM Program will be effective and the use of proceeds from sales made under the ATM Program. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form dated March 23, 2022, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise.

For further information, please contact:

Trevor Burns, Investor Relations +1-289-910-0855

trevor.burns@cardiolrx.com